EXHIBIT 11

To Whom It May Concern:

We hereby consent to the use in the Offering Circular of Enosi Life Sciences Corp., on Form 1-A pursuant to Regulation A that was filed on or about January 5, 2021, of our Report of Independent Registered Public Accounting Firm, dated October 28, 2020, on the balance sheets of Enosi Life Sciences Corp., as of December 31, 2019 and 2018, and the related statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for the year ended December 31, 2019 and the period of August 16, 2018 (inception) to December 31, 2018, which appear in such Offering Circular.

We also consent to the references to us under the headings “Interest of Named Experts and Counsel” in such Offering Circular.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

Farmington, Utah

January 5, 2021